FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March 2012

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Paragraphs 1,2,3 and 5 of the press release that is attached hereto are hereby incorporated by reference into all effective Registration Statements filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

B.O.S. Better Online Solutions Reports Financial Results for the fourth quarter and fiscal year ended December 31, 2011

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: March 28, 2012	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

B.O.S. Better Online Solutions Reports Financial Results for the
fourth quarter and fiscal year ended December 31, 2011

Forecasts Net Profit on a non-GAAP basis for fiscal 2012

RISHON LEZION, Israel, March 28, 2012 (GLOBE NEWSWIRE) - B.O.S Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and Supply Chain solutions to global enterprises, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2011.

Revenues grew by 10%, from $30 million in the fiscal year ended December 31, 2010 to $33 million in fiscal 2011, which was in line with the Company's  forecast.

On a GAAP basis, the Company had a net loss of $2.1 million and $3.2 million, respectively, in the fourth quarter and fiscal year ended December 31, 2011.

Losses in the fourth quarter and fiscal year ended December 31, 2011, resulted mainly from the following non-cash items:

1.
Financial expenses related to the Company’s convertible loan (that was converted in December 2011) of $951,000 and $1.3 million, respectively, in fourth quarter and fiscal year ended December 31, 2011;

2.	Impairment of intangible assets in the amount of $555,000 which was recorded in the fourth quarter of fiscal 2011;
3.	Amortization of intangible assets and stock based compensation in the amount of $129,000 and $545,000, respectively, in the fourth quarter and fiscal year ended December 31, 2011.
4.	Inventory write-offs in the amount of $443,000 for the year ended December 31, 2011, of which $310,000 were recorded in the fourth quarter of fiscal 2011;
5.	Costs due to impairment of related investments in companies amounting to $188,000 for the fiscal year ended December 31, 2011.

On a non-GAAP basis, the Company had a net loss of $156,000 and $176,000, respectively, in the fourth quarter and fiscal year ended December 31, 2011.

Gross margin for fiscal 2011 decreased to 19.5% of revenues, from 24.8% in fiscal 2010, mainly due to: (a) an inventory write-off in the amount of $443,000, as compared to a write-off of $36,000 in fiscal 2010, and (b) a gross loss in the software product line (related to the RFID division) in the amount of $37,000, as compared to a gross profit of $470,000 in  fiscal  2010. We expect a lower inventory write-off and a higher gross profit in the software product line in fiscal 2012.

EBITDA amounted to $407,000 for fiscal 2011, as compared to $800,000 in our latest forecast. The difference was attributed primarily to the aforementioned inventory write-off that was recorded mostly in the fourth quarter of 2011.

Yuval Viner, BOS CEO, stated: "Non cash expenses had an adverse effect on year 2011 results as well as the losses on our software product line. During the fourth quarter of 2011, we have successfully completed a restructuring of our software activity (related to the RFID division) which yielded a positive gross profit in the fourth quarter of 2011, and we anticipate it will continue to improve in 2012. Recently, we announced the successful completion of our first RFID traceability project in Spain. We hope that this development will result in additional opportunities in Europe throughout year 2012. We anticipate that we will end year 2012 with a net profit on a non-GAAP basis".

Conference Call

BOS will host a conference call on Thursday, March 29, 2012 at 10:00 a.m. Eastern Daylight Time / 4:00 p.m. Israel Time. A question-and-answer session will follow management's presentation. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time:

North America + 1-888-407-2553 Israel + 03-9180644 International + 972-3-9180644

For those unable to listen to the live call, a replay of the call will be available from the day after the call on BOS's website, at: http://www.boscorporate.com

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Revenues	$33,434	$30,187	$7,698	$7,813
Cost of revenues	26,481	22,668	6,199	5,798
Inventory write offs	443	36	310	92
Gross profit	6,510	7,483	1,189	1,923

Operating costs and expenses:
Research and development, net	403	372	68	97
Sales and marketing	4,273	4,068	1,018	1,112
General and administrative	2,252	1,786	605	450
Impairment of other intangible assets	555	-	555	-
Total operating costs and expenses	7,483	6,226	2,246	1,659

Operating profit (loss)	(973)	1,257	(1,057)	264
Financial expenses, net	(2,241)	(961)	(1,231)	(169)
Other expenses, net	(172)	(120)	-	(11)
Income (loss) before taxes on income	(3,386)	176	(2,288)	84
Tax benefit (taxes on income)	172	(5)	187	-
Income (loss) from continuing operations	(3,214)	171	(2,101)	84
Loss from discontinued operations	-	(806)	-	(744)
Net loss	$(3,214)	$(635)	$(2,101)	$(660)

Basic and diluted net earnings (loss) per share from continuing operations	$(1.14)	$0.07	$(0.71)	$0.03
Basic and diluted net loss per share from discontinued operations	$-	$(0.31)	$-	$(0.27)
Basic and diluted net loss per share	$(1.14)	$(0.24)	$(0.71)	$(0.24)

Weighted average number of shares used in computing basic net earnings per share	2,818,052	2,622,147	2,968,781	2,750,756
Weighted average number of shares used in computing diluted net earnings per share	2,818,052	2,757,066	2,968,781	2,835,761

CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except per share amounts)

	December 31, 2011	December 31, 2010
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$411	$703
Trade receivables	8,507	7,884
Other accounts receivable and prepaid expenses	744	1,183
Inventories	4,020	5,125

Total current assets	13,682	14,895

LONG-TERM ASSETS:
Severance pay fund	41	47
Bank deposit	427	-
Investment in other companies	68	107
Other assets	23	161

Total long-term assets	559	315

PROPERTY, PLANT AND EQUIPMENT, NET	1,166	1,135

OTHER INTANGIBLE ASSETS, NET	540	1,512

GOODWILL	4,122	4,438

	$20,069	$22,295

CONSOLIDATED BALANCE SHEETS

 U.S. dollars in thousands, except share and per share data

	December 31, 2011	December 31, 2010
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$7,496	$7,778
Trade payables	4,165	4,317
Employees and payroll accruals	553	735
Deferred revenues	550	639
Accrued expenses and other liabilities	994	1,040

Total current liabilities	13,758	14,509

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	1,530	394
Income tax accruals	273	488
Accrued severance pay	163	167
Convertible note	-	2,460
Liability to Dimex Systems	747	564

Total long-term liabilities	2,713	4,073

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	23,065	13,959
Additional paid-in capital	51,093	56,805
Accumulated other comprehensive profit	(243)	52
Accumulated deficit	(70,317)	(67,103)

Total shareholders' equity	3,598	3,713

Total liabilities and shareholders' equity	$20,069	$22,295

CONSOLIDATED STATEMENTS OF CASH FLOWS

 U.S. dollars in thousands

	Year ended December 31,	Year ended December 31,
	2011	2010
	(Unaudited)

Net Cash provided by (used in) operating activities from continuing operations	(365)	1,460
Net flows used in operating activities from discontinued operations	-	(176)
Net Cash provided by (used in) operating activities	(365)	1,284

Net cash used in investing activities from continuing operations	(1,040)	(105)
Net cash used in investing activities from discontinued operations	-	-
Net cash used in investing activities	(1,040)	(105)

Net cash provided by (used in) financing activities from continuing operations	1,113	(604)
Net cash used in financing activities from discontinued operations	-	(308)
Net cash provided by (used in) financing activities	1,113	(912)

Increase (Decrease) in cash and cash equivalents	(292)	267
Decrease in cash and cash equivalents from discontinued operations	-	(128)

Cash and equivalents at the beginning of the period	703	564

Cash and cash equivalents at the end of the period	$411	$703

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended December 31,
	2011				2010
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$7,698	$-		$7,698	$7,813
Gross profit	1,189	310	a	1,499	2,015

Operating costs and expenses:
Research and development, net	68	-		68	97
Sales and marketing	1,018	(93	)b	925	1,012
General and administrative	605	(36	)c	569	420
Impairment of other intangible assets	555	(555	)d	-	-
Total operating costs and expenses	2,246	(684)		1,562	1,529

Operating profit (loss)	(1,057)	994		(63)	486
Financial expenses, net	(1,231)	44f , 47e, 860g		(280)	(92)
Income (loss) before taxes on income	(2,288)	1,945		(343)	394
Tax benefit (taxes on income)	187	-		187	-
Income (loss) from continuing operations	$(2,101)	$1,945		$(156)	$394
Loss from discontinued operations	-	-		-	(744)
Net income (loss)	$(2,101)	$1,945		$(156)	$(350)

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets.
c - Stock based compensation.
d - Impairment of intangible assets.
e - Depreciation of prepaid expenses and value of warrants attached to Convertible note.
f– Interest related to 83.4% of Convertible note which was converted to shares on December 21, 2011.
g – Costs related to conversion of Convertible note.
h- Impairment in related with investment in Companies.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Year ended December 31,
	2011				2010
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$33,434	-		$33,434	$30,187
Gross profit	6,510	443	a	6,953	7,519

Operating costs and expenses:
Research and development, net	403	-		403	372
Sales and marketing	4,273	(376)b , (3	)c	3,897	3,659
General and administrative	2,252	(166	)c	2,083	1,609
Impairment of other intangible assets	555	(555	)d	-	-
Total operating costs and expenses	7,483	(1,100)		6,383	5,640

Operating profit (loss)	(973)	1,543		570	1,879
Financial expenses, net	(2,241)	192f , 255e, 860	g	(934)	(677)
Other income (expenses), net	(172)	188	h	16	-
Income (loss) before taxes on income	(3,386)	3,038		(348)	1,202
Tax benefit (taxes on income )	172	-		172	(5)
Income (loss) from continuing operations	$(3,214)	$3,038		$(176)	$1,197
Loss from discontinued operations	-	-		-	(806)
Net income (loss)	$(3,214)	$3,038		$(176)	$391

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets.
c - Stock based compensation.
d - Impairment of intangible assets.
e- Depreciation of prepaid expenses and value of warrants attached to Convertible note.
f – Interest related to 83.4% of Convertible note which was converted to shares on December 21, 2011.
g – Costs related to conversion of Convertible note.
h - Impairment in related with investment in Companies.

CONDENSED CONSOLIDATED EBITDA
 (U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Operating Profit (loss) from continuing operations	$(973)	$1,257	$(1,057)	$264
Add:
Amortization of intangible assets	376	369	93	94
Stock based compensation	169	217	36	35
Depreciation	280	241	73	60
Impairment of intangible assets	555	-	555
EBITDA	$407	$2,084	$(300)	$453

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Year ended December 31, 2011				Three months ended December 31, 2011

Revenues	$13,128	$21,332	$(1,026)	$33,434	$3,261	$4,869	$(432)	$7,698

Cost of Revenues	$9,802	$17,705	$(1,026)	$26,481	$2,358	$4,273	$(432)	$6,199

Inventory write offs	$221	$222	$-	$443	$129	$181	$-	$310

Gross profit	$3,105	$3,405	$-	$6,510	$774	$415	$-	$1,189

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Year ended December 31, 2010				Three months ended December 31, 2010

Revenues	$12,337	$18,578	$(728)	$30,187	$3,509	$4,472	$(168)	$7,813

Cost of Revenues	$8,169	$15,227	$(728)	$22,668	$2,338	$3,628	$(168)	$5,798

Inventory write offs	$12	$24	$-	$36	$-	$92	$-	$92

Gross profit	$4,156	$3,327	$-	$7,483	$1,171	$752	$-	$1,923